UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Bridge Bancorp, Inc.

(Name of Issuer)

Common Stock, par value $.01 per share

(Title of Class of Securities)

10835106

(CUSIP Number)

Dennis J. Block, Esq.
Cadwalader, Wickersham & Taft LLP
One World Financial Center
New York, NY  10281
(212) 504-5555

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 22, 2009

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The Information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.: 10835106
1	NAMES OF REPORTING PERSONS

Patrick E. Malloy
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)		☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON		7	SOLE VOTING POWER 578,300
		8	SHARED VOTING POWER 0
		9	SOLE DISPOSITIVE POWER 578,300
		10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

578,300
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
	CERTAIN SHARES		☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.1%
14	TYPE OF REPORTING PERSON

IN

This Amendment No. 2 amends and supplements the statement on Schedule 13D (the “Schedule 13D”) originally filed with the Securities and Exchange Commission on January 4, 2008, as amended by Amendment No. 1 filed on June 26, 2008 by Patrick E. Malloy (the “Reporting Person”) with respect to the shares of Common Stock, par value $.01 per share (the “Common Stock”), of Bridge Bancorp, Inc., a New York corporation (the “Company”).  Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Schedule 13D.  From and after the date hereof, all references in the Schedule 13D to the Schedule 13D or terms of similar import shall be deemed to refer to the Schedule 13D as amended and supplemented hereby.

Items 3 and 5 are hereby amended and supplemented as follows:

Item 3. Source and Amount of Funds or Other Consideration.

The aggregate purchase price of the 578,300 shares of Common Stock purchased by the Reporting Person was $13,378,539.98 (which includes $5,000,000 paid by the Reporting Person to acquire the Preferred Shares, as described in Item 5 below). The funds used by the Reporting Person to purchase the Common Stock of the Company were derived from borrowing through personal funds.

Item 5.  Interest in Securities of the Issuer.

(a) – (b)

Based upon the Company’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on August 6, 2009, there were 6,225,501 shares of Common Stock outstanding as of August 4, 2009.  The Reporting Person is the beneficial owner of 578,300 shares of Common Stock of the Company, representing 9.1% of the total number of shares of Common Stock outstanding as of August 4, 2009 (including the 161,300 shares of Common Stock issuable upon the conversion of the Preferred Shares, as described below).   The Reporting Person (i) has the sole power to vote or to direct the vote and to dispose or direct the disposition of 578,300 shares of Common Stock (which includes 161,300 shares of Common Stock that are issuable upon the conversion of the Preferred Shares (as defined below)) and (ii) does not have shared power to vote or to direct the vote or to dispose or direct the disposition of any shares of Common Stock.

(c)           On October 22, 2009, the Reporting Person purchased 5,000 shares of 8.50% cumulative convertible trust preferred securities (the “Preferred Shares”) of Bridge Statutory Capital Trust II, a Delaware statutory trust wholly-owned by the Company, in a private placement conducted by the Company at a price of $1,000 per Preferred Share.  Each $1,000 in liquidation amount of the Preferred Shares is convertible into 32.2581 shares of Common Stock.

(d)           N/A.

(e)           N/A

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

/s/ Patrick E. Malloy
Patrick E. Malloy

Dated:  October 30, 2009